Mail Stop 3720

July 13, 2006

Via U.S. Mail and Fax
Mr. Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, rue La Boétie
75008 Paris, France

      RE: Alcatel
             Form 20-F for the fiscal year ended December 31, 2005
             Filed March 31, 2006
             File No. 001-11130

Dear Mr. Beaufret:

We have reviewed your letter dated June 22, 2006, as well as your filing, and have the following comments. As noted in our letter dated June 8, 2006, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Income Statements, page F-2

1.   We note your response to prior comment 1. We have the following additional comments.

    a. Please expand your response to address the consideration you gave to the guidance set forth in the Basis for Conclusions, paragraphs 12 and 13 to IAS 1.

b. We note that your disclosure in footnote 1(p) states that including certain expenses "would hamper an understanding of the Group's operating performance", as well as your proposed modifications to this disclosure to be provided in future filings. In light of the nature, frequency and /or materiality of certain of these expenses, it remains unclear to us why you believe including them would "hamper an understanding". In this regard, we note that you have incurred expenses for share-based payments and restructuring costs in both of the periods presented, and that such costs are expected to continue. Please expand your discussion to clarify this point for us.

c. Based upon your response, it appears that you are excluding share based payments due to the first time adoption of IFRS and the initial application of IFRS 2, as well as the fact that your US competitors did not early adopt FAS 123(R). Given that your competitors will be adopting FAS 123(R), that you have now presented two years of data under IFRS with share based payment expense included and given that this expense would appear to be a routine, recurring item, what is it your intention with respect to future presentation?

Note 4 – Information by business segment and by geographical segment, page F-26

2. We note that in your response to prior comment 1, as well as in this footnote disclosure, you indicate that the performance measure of each business segment is based on "operating profit/loss". Supplementally tell us how you determined this measure to be the most appropriate measure to comply with the requirement to disclose segment result, which is defined in paragraph 16 of IAS 14.

Note 9 – Income tax, page F-32

3. We note your response to prior comment 7. Our understanding, based upon your response and disclosure, is that the amounts shown in the "Other" category reflect an increase in tax loss carry forwards and tax credits to reflect the gross increase in the tax loss carry forwards, whether that amount will ultimately be recognized or unrecognized on the balance sheet. The offset, reflected as an increase in deferred tax assets not recognized, is the amount you have determined for which it is not probable a benefit will flow to the entity. Please confirm whether or not our understanding is correct. Additionally, please supplementally address how the column "Impact on net income (loss)" shown in the table Analysis of deferred tax by temporary differences on page F-34 relates to the "Actual income tax (charge) benefit" line in the Effective income tax rate table shown on page F-33.

Note 24 – Compound financial instruments, page F-63

(a) ORANE

4.   When the ORANE bonds were issued on December 19, 2002, how did the trading price of the company's stock compare to the nominal value of the note of €5.34?

5.   We understand that upon the adoption of IFRS, you have reflected the carrying amount of the ORANE bond within shareholders' equity. We note that the nominal issuance value of the bond has been reduced by the amount of prepaid interest that was not amortized as of the transition date of January 1, 2004. Tell us how you determined that the prepaid interest was not an asset that required recognition upon the adoption of IFRS. Further expand your initial response to address, citing specific IFRS literature where appropriate, how you determined it was appropriate to recognize no amortization of prepaid interest expense in your IFRS financial statements.

6.   In your response to prior comment 12, you indicate that under US GAAP you have classified the ORANE bond within the mezzanine level as "notes mandatorily redeemable for shares". Clarify for us whether the ORANE bond may ever be settled in cash (for example, at the company's option, or if the company is liquidated or goes into bankruptcy), or if the only mechanism for settlement is the issuance of the company's equity. Tell us what literature you have relied upon in reaching your US GAAP conclusion.

Note 27 – Provisions, page 75

(b) Change during 2005, page F-75

7.   In regard to your response to comment 14, please clearly discuss in MD&A the impact of the provision reversals on your results of operations. Also, please disclose your methodology for calculating your reserve for product sales in your critical accounting policies disclosure.

Note 33 – Payroll and staff training rights, page F-86

8.   We note your response to prior comment 18. It is our understanding, based upon your response and disclosure, that this requirement, which was enacted in May 2004, allows French employees to receive 20 hours of training per year. We have the following questions with respect to this program:

    a. You have stated that these training hours may be accumulated over six years. If not taken in the sixth year, the right to receive the training hours for the earliest year back (the initial 20 hours) is lost. In other words, by 2009, an employee could have accumulated only 120 hours.   In 2010, they would lose the right to the first 20 hours related to 2004. Is our understanding correct?

    b. Is the training provided by the company, or a third party?

    c. Does the company have the right to pre approve the training the employee elects to take? In other words, must the training relate to the employee's job?

9.   Your response to comment 18, with respect to the appropriateness of the IFRS treatment, appeared to focus on a conclusion reached by the CNC (opinion No. 2004-F) which gave guidance under French GAAP. You state that you believe this position to be consistent with IAS 37 and IAS 19. Please expand your response to specifically address what you considered in making your determination under IFRS.

10.   With respect to the US GAAP treatment, you refer only to FAS 5. It seems that EITF 06-2 (while not directly on point) and FAS 43 provide guidance that should be considered in preparing an analysis for the appropriate US GAAP treatment. Please expand your response to address your consideration of this literature.

Note 39 – Summary of differences between accounting principles followed by Alcatel and U.S. GAAP, page F-120

(a) Differences in accounting for business combinations, page F-120

11.   We note your response to prior comment 21. Based upon your analysis, we do not object to your conclusion that TiMetra did not meet the definition of a business under EITF 98-3. It appears to us that accounting for this as an asset acquisition would have resulted in the recognition of all assets and liabilities acquired at their fair value. It would appear that immediate expense recognition would be appropriate only if you determined that one of the assets acquired was in process research and development (IPR&D). Otherwise, the purchase price should be allocated to the assets and liabilities acquired. It is unclear how you allocated the purchase price under US GAAP to the assets and liabilities acquired. Tell us how you identified and measured the acquired assets and liabilities, focusing on identifiable intangible assets such as acquired workforce, IPR&D, and acquired technologies.

Note 40 – Reconciliation to U.S. GAAP, page F-128

12.   We note your response to prior comment 25 and the quantified summary of the items included in the "Other adjustments" caption of your reconciliation to net income and shareholders' equity for 2004 and 2005. We note that many of the adjustments you have aggregated into the "Other adjustments" caption are similar in size to adjustments that are reflected on the face of the reconciliation. Many of these adjustments also appear to be related to items where differences between IFRS and US GAAP were expected to occur based upon your disclosure, given that many of these were the subject of comments issued on June 8, 2006 after a review of your Form 20-F. We believe that these adjustments should be separately presented in the reconciliation, and should have narrative disclosure of the differences provided in the filing, similar to the discussion provided in Note 39 for the other US GAAP adjustments which were separately identified.

13.   We note the discussion provided in the prior response to comment 25 under footnote (3) Corrections related to the transition to IFRS. Please expand upon your prior response to address the components of the adjustment (i.e., the actual adjustments that comprise the (10) and 3 in net income and the 6 and 33 in shareholders' equity in 2005 and 2004, respectively).

        You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director